SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant´s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

“América Móvil files Amendment No. 2 on Form 20-F/A”

Mexico City, April 9, 2025, América Móvil, S.A.B. de C.V. (the “Company” or “AMX”) [BMV: AMX] [NYSE: AMX], informs that, as explained in our Form 6-K filed on January 23, 2025, subsequent to the filing of the Company’s 20-F, in August 2024, the Company’s independent registered public accounting firm, Mancera S.C., a member of Ernst & Young Global Limited (“Mancera/EY”), informed the Company and its Audit and Corporate Practices Committee (Comité de Auditoría y Prácticas Societarias) that the Public Company Accounting Oversight Board (PCAOB) commenced an inspection of Mancera/EY’s integrated audit of the Company’s consolidated financial statements for the fiscal year ended December 31, 2023 (the “PCAOB Inspection”). As a result of this inspection, Mancera/EY performed a series of additional procedures it had omitted during the 2023 audit conducted on internal controls, in which it identified certain internal control deficiencies with respect to our Mexican business, and concluded that such deficiencies resulted in material weaknesses in the Company’s internal control over financial reporting (“ICFR”). On January 9, 2025, the Company received a letter from Mancera/EY (the “January 9 letter”), stating that Mancera/EY had withdrawn its opinion, dated April 29, 2024, relating to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, included in Item 15 of the Company’s Annual Report on Form 20-F/A, filed with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Original Mancera/EY Opinion”). Since the receipt of the January 9 letter, the Company has provided Mancera/EY with the additional information requested for the performance of the additional procedures conducted or additional concerns over the Company’s ICFR. As result of these additional procedures, Mancera/EY has reported to management the additional material weaknesses over its internal control over financial reporting and has revised its assessment on the Company’s internal control over financial reporting, as set forth in Amendment No. 2 on Form 20-F/A (“Amendment No. 2”) filed today, which amends the Annual Report on Form 20-F/A of the Company for the fiscal year ended December 31, 2023, filed on May 1, 2024 (the “Original Form 20-F”).

Amendment No. 2 does not modify, amend, restate or update in any way the Company’s consolidated financial statements for the fiscal year ended December 31, 2023, which were filed together with the Original Form 20-F.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this press release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Name:	Alejandro Cantú Jiménez
Title:	General Counsel

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